Exhibit 21.1
List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction

43642 Yukon Inc. (registered name: Spectra Computer Services)	Yukon Territory, Canada
A.L. Wizard, Inc.	Delaware
Credit Interfaces, Inc.	California
eReal Estate Integration, Inc.	California
Multifamily Internet Ventures, LLC	California
OpsTechnology, Inc.	Delaware
Propertyware, Inc.	California
RealPage India Holdings, Inc.	Delaware
RealPage India Private Limited	India
RealPage Payment Processing Services, Inc.	Nevada
StarFire Media, Inc.	Delaware